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                           The ServiceMaster Company
                             One ServiceMaster Way
                         Downers Grove, Illinois 60515

                               February 11, 1999



FORM AW--VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: The ServiceMaster Company
         Pre-Effective Amendment No. 2 to Registration Statement
         Registration No. 333-70191

Ladies and Gentlemen:

     On behalf of The ServiceMaster Company (the "Company") we are hereby making an application to withdraw Pre-Effective Amendment No. 2 to Registration Statement (Registration No. 333-70191) of the Company filed on February 10, 1999 (the "Registration Statement").

     We were informed by the Chicago office of R.R. Donnelley Financial yesterday after the Registration Statement was filed that there occurred an electronic transmission error in such filing (such filing agent accidentally omitted and did not file pages i-v, which pages follow the cover page and precede the summary section of the Registration Statement). The Company therefore requests the withdrawal of the Registration Statement and filed herewith is complete version of Pre-Effective Amendment No. 2 to Registration Statement with the above described omitted pages included.

     If you should have any questions about this withdrawal and refiling, please call either the undersigned at (630) 271-2774 or Donald E. Batterson of Kirkland & Ellis at (312) 861-2029. Thank you for your attention to this matter.

                                                Very truly yours,

                                                /s/ Lisa Tamborini

                                                Lisa Tamborini